ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 F +1 617 951 7050 Kathleen.Nichols@ropesgray.com

March 21, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Kim Browning

Re:                          PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 120

Dear Ms. Browning:

This letter is being filed to respond to the comments you provided to me telephonically on March 17, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 120 to its registration statement.  PEA No. 120 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on January 6, 2017 and is designated to become effective on March 22, 2017.  PEA No. 120 was filed in connection with the launch of PNC Emerging Markets Equity Fund (the “Fund”) and related only to the Fund.  Summaries of your comments and the Trust’s responses are set forth below.  These responses will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about March 21, 2017 pursuant to Rule 485(b) under the Securities Act.

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Prospectus

1.            Comment: Please confirm supplementally that the Fund’s fee and expense table will include good faith estimates of the costs of leverage incurred by the Fund.

Response: The Fund does not expect to use investment leverage as part of its principal investment strategies.  The Fund confirms, however, that if that were to change the Fund would include a good faith estimate of the costs of leverage except where Form N-1A requires otherwise (e.g., when the Fund has actual historical expenses).

2.            Comment: In the section “Waiver of Front-End Sales Charge — Class A Shares” in “Sales Charges,” please replace all general references to “a financial intermediary” with the specific intermediaries, as applicable.

Response: The Trust has revised the disclosure as follows:

Waiver of Front-End Sales Charge — Class A Shares

The front-end sales charge will be waived on Class A Shares purchased:

•                                         through state-sponsored 529 college savings plans;

•                                         through insurance company separate accounts;

•                                         through non-profit organizations, charitable trusts, foundations, and endowments;

•                                         by a current or former Director, Trustee, officer, or employee of any of the Funds, The PNC Financial Services Group, Inc., the Fund’s co-administrators, custodian, distributor, fund-accounting agent, transfer agent or any of their respective affiliates; an immediate family member (spouse, parents, siblings, children and grandchildren) of any of these individuals; or any trust, pension, profit-sharing or other benefit plan for any of these individuals;

•                                         through certain employer-sponsored retirement and benefit plans. For purposes of this waiver, employer-sponsored retirement plans do not include SEP IRAs, SIMPLE IRAs or SARSEPs;

•                                         by direct transfer or rollover from certain employer-sponsored retirement plans of current investments in PNC Funds provided the shares or proceeds are contributed to a PNC Fund IRA through an account directly with the Fund or through ~~an~~ a participating IRA program ~~sponsored by a financial intermediary who has entered into an agreement with PNC Funds and/or its distributor~~;

•                                         through an employer sponsored health savings account;

•                                         through programs that charge a separate transaction fee or other fee in lieu of the Fund’s otherwise applicable sales charge (e.g., wrap accounts) or where the ~~offered by financial intermediaries placing trades for their own account or accounts of clients who have entered into an agreement with PNC Funds and/or the PNC Funds’ distributor to offer shares without imposition of a sales charge (for example, a wrap account, self-directed brokerage account (that may or may not charge a separate transaction fee to its clients), retirement or other fee-based advisory program offered by the financial intermediary) and where the~~ financial intermediary waives the ~~has agreed with the distributor not to receive a~~ dealer reallowance on purchases under such program; ~~and~~

•                                         through ~~certain financial intermediaries who have agreed to provide certain services with respect to shares of the Fund, including, but not limited to,~~ Charles Schwab Mutual Fund Marketplace~~.~~TM; and

•                                         other circumstances in the discretion of management of the Fund.

Your financial intermediary’s ability to apply one or more of the discount programs or waivers described above to one or more of your accounts promptly and effectively may depend on a number of factors, including ~~The availability of sales charge waivers may depend on the policies, procedures and trading platforms of your financial intermediary. Consult your financial adviser to see if you qualify for a waiver. You must provide~~ your financial intermediary having ~~with~~ all information necessary to determine your eligibility for a sales charge waiver, discount or other reduced sales charge ~~each time you make a purchase to receive a sales charge waiver, discount or other reduced sales charge~~. When each purchase is made, your financial intermediary must also provide the Underwriter with sufficient information to verify that the purchase qualifies for a waiver, discount or other reduced sales charge. If you are making a purchase directly with the Fund, you must furnish this information directly to the Underwriter. ~~It is the responsibility of your financial intermediary to ensure that you obtain the proper waiver.~~ Your financial intermediary may apply its own policies and procedures in processing transactions and you may wish to consult your financial intermediary regarding your eligibility for a waiver or discount program.  It is the responsibility of your financial intermediary to ensure that you obtain the proper waiver or discount.

3.            Comment: In the section, “Waiver of Front-End Sales Charge — Class A Shares” in “Sales Charges,” it states “The availability of sales charge waivers may depend on the policies, procedures and trading platforms of your financial intermediary. Consult your financial adviser to see if you qualify for a waiver.” The Staff asks this sentence be struck and instead disclosure be added to explain what waivers are in place with respect to sales charges.

Response: Please see response to comment number 2.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:                              Thomas R. Rus

Mallory L. Bitar

Jeremy C. Smith, Esq.